Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2023

The board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) is pleased to announce the unaudited interim consolidated results of the Group for the six months ended June 30, 2023 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2022. These interim results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,
	2022	2023	Change
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenues	2,250,224	2,765,161	22.9%
Income from operations	73,029	97,732	33.8%
Income before income tax expenses	94,444	383,740	306.3%
Net income	80,321	342,260	326.1%
Adjusted net income (non-GAAP financial measure)	363,367	813,453	123.9%

1

NON-GAAP FINANCIAL MEASURE

In addition to net income, we also use adjusted net income (non-GAAP financial measure) to evaluate our business. We define adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

We have included this non-GAAP financial measure because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and the Board does.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non- GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation or as a substitute for our financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of our net income to adjusted net income (non-GAAP financial measure) for the periods indicated:

	For the six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net income	80,321	342,260
Add: Share-based compensation expenses	283,046	471,193
Adjusted net income (non-GAAP financial measure)	363,367	813,453

2

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2023, we continued to execute our strategy centered on technology innovation, empowering our users by enhancing their using experience. Our ongoing investment in technology, coupled with the effectiveness of our business model, further strengthened our leadership in the online recruitment market in China.

Our average monthly active users (“MAU”)1 for the six months ended June 30, 2023 were 41.7 million, representing an increase of 61.0% from 25.9 million for the six months ended June 30, 2022. Our average DAU2/MAU for the first half of 2023 achieved 26.8%, largely consistent with that of the first half of 2022. Our business stayed resilient with growing user scale and robust user engagement.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “We are delighted to deliver a strong set of results for the second quarter of 2023. Our monthly active users continued to experience robust growth and hit another historical high this quarter, with ongoing expansion among blue-collar users and in second-tier and lower-tier cities. This growth is a testament to our dedication to iterating our products and algorithms to enhance our service capabilities, as we strive to serve users from a broad swath of industries and locations. Our ability to meet diverse user groups’ needs and our flexible monetization model enabled us to capture rising recovery opportunities among blue-collar workers and small and medium-sized enterprises this year, driving our sustainable growth despite a challenging macro environment.”

Mr. Phil Yu Zhang, Chief Financial Officer, added, “Driven by our robust user growth and healthy user engagement, our revenues for the second quarter of 2023 increased by 33.7% year-on-year. We also recorded RMB309.6 million in our net income and RMB568.5 million in adjusted net income for the second quarter of 2023, the highest in our Company’s operational history. The solid results for the quarter once again testified to the effectiveness and resilience of our business model. Moving forward, we are confident in our ability to maintain sustainable quality growth momentum with further improvements in operating efficiency.”

[1]	MAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once.

[2]	DAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once.

3

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the “direct recruitment model” that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

•	For enterprise user We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

•	For job seeker We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

4

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users. For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users. For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data- driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Recent Developments

Annual General Meeting (the “AGM”)

The Company held the AGM on June 26, 2023, and announced that each of the proposed resolutions submitted for shareholders’ approval as set forth in the notice of the AGM dated May 24, 2023 has been adopted at the AGM held in Beijing, China.

Share Repurchase Program

In March 2023, the Board authorized a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of American Depositary Shares (“ADSs”)) over the next 12 months. During the Reporting Period, the Company repurchased more than 1.4 million Class A ordinary shares at an aggregate consideration of approximately US$10.0 million. For details, please refer to the section headed “Purchase, Sale or Redemption of the Company’s Listed Securities” in this announcement.

5

Business Outlook

Looking ahead to the second half of 2023, we look forward to expanding our user base in all aspects, including job seekers, enterprise users, and enterprises in various industry and area. We will further optimize our sales and marketing strategy while continuing to invest in this area.

We will retain and further enhance the user-friendly ecosystem on our platform through ongoing technology developments. Moreover, we will reinforce our technology infrastructure and refine our recommendation algorithms, utilizing our optimized data analysis and deep learning capabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenues
Online recruitment services to enterprise customers	2,227,184	2,730,879
Others	23,040	34,282
Total revenues	2,250,224	2,765,161
Operating cost and expenses
Cost of revenues(1)	(351,578)	(517,486)
Sales and marketing expenses(1)	(921,900)	(1,100,431)
Research and development expenses(1)	(598,425)	(698,975)
General and administrative expenses(1)	(316,035)	(367,572)
Total operating cost and expenses	(2,187,938)	(2,684,464)
Other operating income, net	10,743	17,035
Income from operations	73,029	97,732
Investment income	17,075	147,084
Financial income, net	24,185	131,587
Foreign exchange gain	4,694	2,808
Other (expenses)/income, net	(24,539)	4,529
Income before income tax expenses	94,444	383,740
Income tax expenses	(14,123)	(41,480)
Net income	80,321	342,260

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Cost of revenues	16,113	22,962
Sales and marketing expenses	63,817	124,530
Research and development expenses	115,117	196,430
General and administrative expenses	87,999	127,271
Total	283,046	471,193

6

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 22.9% from RMB2.3 billion for the six months ended June 30, 2022 to RMB2.8 billion for the six months ended June 30, 2023. This increase was primarily resulted from the user growth and increased user engagement. In particular, revenues from online recruitment services to enterprise customers were RMB2.7 billion for the first half of 2023, representing an increase of 22.6% from RMB2.2 billion for the first half of 2022. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB34.3 million for the first half of 2023, representing an increase of 49.1% from RMB23.0 million for the first half of 2022, mainly benefiting from expanded user base.

Cost of Revenues

Our cost of revenues increased by 47.2% from RMB351.6 million for the six months ended June 30, 2022 to RMB517.5 million for the six months ended June 30, 2023, primarily driven by increases in server and bandwidth cost and payment processing cost in line with our business growth.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 19.4% from RMB921.9 million for the six months ended June 30, 2022 to RMB1,100.4 million for the six months ended June 30, 2023, primarily due to increases in employee-related expenses as well as brand advertising expenses and customer acquisition cost.

Research and Development Expenses

Our research and development expenses increased by 16.8% from RMB598.4 million for the six months ended June 30, 2022 to RMB699.0 million for the six months ended June 30, 2023, which was primarily due to increased share-based compensation expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 16.3% from RMB316.0 million for the six months ended June 30, 2022 to RMB367.6 million for the six months ended June 30, 2023, which was mainly due to increased share-based compensation expenses.

Income from Operations

As a result of the foregoing, income from operations increased by 33.8% from RMB73.0 million for the six months ended June 30, 2022 to RMB97.7 million for the six months ended June 30, 2023.

Income Tax Expenses

We accrued income tax expenses of RMB41.5 million for the six months ended June 30, 2023, as compared to that of RMB14.1 million for the six months ended June 30, 2022.

Net Income

Net income increased by 326.1% from RMB80.3 million for the six months ended June 30, 2022 to RMB342.3 million for the six months ended June 30, 2023, primarily resulting from increased investment income and financial income with the Company’s treasury management strategy to increase investments in time deposits as well as principal-guaranteed fixed rate notes and structured deposits.

7

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Capital Resources

During the Reporting Period, we financed our operations primarily through cash generated from operations. As of June 30, 2023, our cash and cash equivalents, time deposits and short-term investments totaled RMB12.8 billion, and net cash generated from operating activities for the first half of 2023 was RMB1.3 billion.

Interest-bearing Bank and Other Borrowings

As of June 30, 2023, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

During the Reporting Period, the Group has the following fixed rate notes which have a value of 5% or more of the Group’s total assets as of June 30, 2023. They are principal guaranteed with fixed return and are akin to bank deposits:

Issue date	Parties to the fixed rate notes		Interest rate (per annum)	Maturity date	Payment of principal and return	Principal amount of subscription

May 30, 2023	•	The Company	5.30%	May 30, 2025	The principal amount will be paid on the maturity date. Interest will be paid on May 30 of each year from and including May 30, 2024 up to and including the maturity date.	USD150,000,000
	•	UBS AG (acting through its London Branch) as the issuer. UBS AG, which is incorporated and domiciled in Switzerland, engages in a full range of financial services activities as a bank.

June 14, 2023	•	The Company	5.33%	June 14, 2024	The principal amount and the interest amount will be paid on the maturity date.	USD100,000,000
	•	Goldman Sachs Finance Corp International Ltd (“Goldman Sachs”) as the issuer. Goldman Sachs is a registered public limited company domiciled in Jersey. It issues warrants, certificates and notes (debt securities) in the European and Asian markets.

June 14, 2023	•	The Company	5.23%	June 14, 2025	The principal amount and the interest amount will be paid on the maturity date.	USD70,000,000
	•	Goldman Sachs as the issuer.

8

The Company uses its internal resources to subscribe for each of the fixed rate notes. To the best knowledge, information and belief of the Directors having made all reasonable enquiries, UBS AG, UBS AG, London Branch, Goldman Sachs and its respective ultimate beneficial owner(s) are not connected persons of the Company and are third parties independent of the Company and its connected persons.

The considerations of each of the fixed rate notes above were determined on the basis of commercial terms after the arm’s length negotiation between the Company and the respective aforementioned entities. Having regarded the fact that the fixed rate notes above are principal guaranteed and classified as relatively low-risk after assessment, and with reference to similar products in the market and their general rates of return, the Board is of the view that the terms of the aforementioned fixed rate notes are fair and reasonable and in the best interests of the Company and its shareholders as a whole.

Save as disclosed above, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2023).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the Reporting Period.

Pledge of Assets

As of June 30, 2023, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of June 30, 2023, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined as interest-bearing borrowings, which include short-term borrowings, current portion of long-term borrowings and long-term borrowings. As of June 30, 2023, the Group’s gearing ratio was nil as the Group had no borrowings (as of December 31, 2022: nil).

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in Renminbi (“RMB”). The majority of our cash and cash equivalents are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

9

Contingent Liabilities

The Company had no material contingent liabilities as of June 30, 2023.

Capital Expenditure Commitment

The Company had no material capital expenditure commitment as of June 30, 2023.

Employees and Remuneration Policies

As of June 30, 2023, the Group had a total of 5,434 employees. The following table sets forth the total number of employees by function as of June 30, 2023:

Function	Number of employees	% of total
Sales and marketing	2,702	49.7%
Research and development	1,346	24.8%
Operations	1,111	20.4%
General administration	275	5.1%
Total	5,434	100.0%

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company (“Shareholders”) and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following.

10

Pursuant to code provision C.2.1 of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Peng Zhao (“Mr. Zhao”) performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made to all the Directors and the relevant employees, and they have confirmed that they have complied with the Code during the Reporting Period.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun, and Mr. Yusheng Wang. Mr. Charles Zhaoxuan Yang, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

11

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, the Company repurchased a total of 721,426 ADSs (representing 1,442,852 Class A ordinary shares of the Company) (the “Repurchased Shares”) at an aggregate consideration (before all the relevant expenses) of US$9,999,822.98 on the Nasdaq Global Select Market (the “Nasdaq”).

Particulars of the repurchase made by the Company during the Reporting Period are as follows:

Aggregate
	Number of			consideration
	Class A	Price per ordinary share		paid (before
	ordinary shares	Highest	Lowest	all the relevant
Trading Month	repurchased	price paid	price paid	expenses)
		(US$)	(US$)	(US$)
May 2023	1,442,852	7.185	6.585	9,999,822.98

The Repurchased Shares have been cancelled in July 2023. Upon cancellation of the Repurchased Shares, Mr. Zhao, the weighted voting rights (“WVR”) beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or on the Nasdaq during the Reporting Period.

Material Litigation

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2023. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

Interim Dividend

The Board did not recommend any interim dividend for the six months ended June 30, 2023.

Significant Events after the Reporting Period

Save as disclosed in this announcement, there was no significant events that might affect the Company after the Reporting Period.

12

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the six months ended June 30,
	Notes	2022	2023
		RMB	RMB
		(in thousands, except for share
		and per share data)
Revenues
Online recruitment services to enterprise customers		2,227,184	2,730,879
Others		23,040	34,282
Total revenues	3	2,250,224	2,765,161
Operating cost and expenses
Cost of revenues		(351,578)	(517,486)
Sales and marketing expenses		(921,900)	(1,100,431)
Research and development expenses		(598,425)	(698,975)
General and administrative expenses		(316,035)	(367,572)
Total operating cost and expenses		(2,187,938)	(2,684,464)
Other operating income, net		10,743	17,035
Income from operations		73,029	97,732
Investment income		17,075	147,084
Financial income, net		24,185	131,587
Foreign exchange gain		4,694	2,808
Other (expenses)/income, net		(24,539)	4,529
Income before income tax expenses		94,444	383,740
Income tax expenses	4	(14,123)	(41,480)
Net income		80,321	342,260
Net income attributable to ordinary shareholders		80,321	342,260

Net income		80,321	342,260
Other comprehensive income
Foreign currency translation adjustments		539,012	403,775
Total comprehensive income		619,333	746,035

Weighted average number of ordinary shares used in computing net income per share	5
– Basic		869,427,036	867,314,841
– Diluted		917,484,059	903,757,988
Net income per share attributable to ordinary shareholders	5
– Basic		0.09	0.39
– Diluted		0.09	0.38

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

13

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2022	As of June 30, 2023
		RMB	RMB
		(in thousands)
ASSETS
Current assets
Cash and cash equivalents		9,751,824	2,740,769
Time deposits and short-term investments	6	3,458,089	10,050,063
Accounts receivable, net	7	9,862	15,196
Amounts due from related parties		5,714	9,536
Prepayments and other current assets	8	600,773	436,934
Total current assets		13,826,262	13,252,498
Non-current assets
Property, equipment and software, net		691,036	892,752
Intangible assets, net		10,251	9,172
Goodwill		5,690	5,690
Right-of-use assets, net		289,628	266,474
Long-term investments	6	–	1,952,215
Other non-current assets		4,000	4,000
Total non-current assets		1,000,605	3,130,303
Total assets		14,826,867	16,382,801
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	9	185,297	173,483
Deferred revenue		2,060,892	2,564,777
Other payables and accrued liabilities	10	633,482	520,012
Operating lease liabilities, current		151,438	148,926
Total current liabilities		3,031,109	3,407,198
Non-current liabilities
Operating lease liabilities, non-current		143,591	117,780
Deferred tax liabilities		11,404	25,815
Total non-current liabilities		154,995	143,595
Total liabilities		3,186,104	3,550,793
Shareholders’ equity Ordinary shares		564	564
Treasury shares		(918,894)	(989,786)
Additional paid-in capital		15,450,389	15,966,491
Accumulated other comprehensive income		695,184	1,098,959
Accumulated deficit		(3,586,480)	(3,244,220)
Total shareholders’ equity		11,640,763	12,832,008
Total liabilities and shareholders’ equity		14,826,867	16,382,801

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

14

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Net cash provided by operating activities	480,948	1,307,618
Net cash used in investing activities	(97,909)	(8,390,368)
Net cash (used in)/provided by financing activities	(87,816)	68,955
Effect of exchange rate changes on cash and cash equivalents	537,116	2,740
Net increase/(decrease) in cash and cash equivalents	832,339	(7,011,055)
Cash and cash equivalents at beginning of the period	11,341,758	9,751,824
Cash and cash equivalents at end of the period	12,174,097	2,740,769

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

KANZHUN LIMITED (the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), is primarily engaged in providing online recruitment services through a platform named “BOSS Zhipin” in the People’s Republic of China (the “PRC” or “China”).

2.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements include financial statements of the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary, and have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for the fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2022 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2022. Significant accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

3.	REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the six months ended June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Online recruitment services to enterprise customers	2,227,184	2,730,879
– Key accounts	517,925	551,984
– Mid-sized accounts	910,848	995,592
– Small-sized accounts	798,411	1,183,303
Others	23,040	34,282
Total	2,250,224	2,765,161

For revenues from online recruitment services to enterprise customers, RMB1,647.9 million and RMB1,988.3 million were recognized over time for the six months ended June 30, 2022 and 2023, respectively; RMB579.3 million and RMB742.6 million were recognized at a point in time for the six months ended June 30, 2022 and 2023, respectively.

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4.	INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the periods presented.

According to relevant laws and regulations promulgated by the State Taxation Administration (“STA”) of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year, which is subject to the approval from the relevant tax authorities. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, enterprises engaging in research and development activities are entitled to claim 200% of qualified research and development expenses for the period from October 1, 2022 to December 31, 2022 as tax deductible expenses. In March 2023, the STA of the PRC further announced that the 200% super deduction of qualified research and development expenses would continue to be applied from January 1, 2023.

Components of income tax expenses are as follows:

	For the six months ended June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Current income tax expenses	14,123	27,069
Deferred income tax expenses	–	14,411
Total	14,123	41,480

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5.	NET INCOME PER SHARE

The computation of basic and diluted net income per share for the six months ended June 30, 2022 and 2023 is as follows:

	For the six months ended June 30,
	2022	2023
	RMB	RMB
	(in thousands, except for share and
	per share data)
Numerator
Net income attributable to ordinary shareholders	80,321	342,260

Denominator
Weighted average number of ordinary shares used in computing basic net income per share	869,427,036	867,314,841
Dilutive effect of share-based awards	48,057,023	36,443,147
Weighted average number of ordinary shares used in computing diluted net income per share	917,484,059	903,757,988

Net income per share attributable to ordinary shareholders
– Basic	0.09	0.39
– Diluted	0.09	0.38

6.	TIME DEPOSITS AND INVESTMENTS

	As of	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Time deposits and short-term investments
– Time deposits	793,042	7,087,902
– Wealth management products	2,665,047	1,879,280
– Fixed rate notes*	–	724,399
– Structured deposits	–	351,164
– Listed equity securities	–	7,318
Total time deposits and short-term investments	3,458,089	10,050,063

Long-term investments
– Fixed rate notes*	–	1,590,925
– Structured deposits	–	361,290
Total long-term investments	–	1,952,215

*	Fixed rate notes are principal-guaranteed with fixed return, which the Group has positive intent and ability to hold to maturity and were measured at amortized cost basis.

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7.	ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable as of December 31, 2022 and June 30, 2023, based on recognition date and net of credit loss allowance, is as follows:

	As of	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Within 3 months	8,903	10,067
Between 3 months and 6 months	415	4,479
Between 6 months and 1 year	92	513
More than 1 year	452	137
Total	9,862	15,196

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Prepaid advertising expenses and service fee	211,604	125,409
Receivables from third-party on-line payment platforms	30,317	102,856
Deposits	68,390	60,948
Receivables related to the exercise of share-based awards*	172,452	52,691
Staff loans and advances	33,672	29,818
Others	84,338	65,212
Total	600,773	436,934

*	It mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

9.	ACCOUNTS PAYABLE

	As of	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Payables for purchase of property, equipment and software	142,142	121,919
Payables for advertising expenses	32,277	23,249
Others	10,878	28,315
Total	185,297	173,483

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An aging analysis of accounts payable as of December 31, 2022 and June 30, 2023, based on recognition date, is as follows:

	As of	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Within 3 months	163,146	154,736
Between 3 months and 6 months	9,152	2,902
Between 6 months and 1 year	7,667	4,247
More than 1 year	5,332	11,598
Total	185,297	173,483

10.	OTHER PAYABLES AND ACCRUED LIABILITIES

	As of	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Salary, welfare and bonus payable	366,454	321,008
Consideration payable for share repurchase	–	72,361
Advance from customers*	58,630	64,669
Tax payable	152,598	48,221
Others	55,800	13,753
Total	633,482	520,012

*	It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group’s services.

11.	SUBSEQUENT EVENT

In August 2023, the Group invested a total of RMB100.0 million for approximately 1.38% equity interest in a technology company.

12.	DIVIDEND

No dividend was declared for the six-month period ended June 30, 2022 and 2023.

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PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the respective websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (https://ir.zhipin.com/). The interim report of the Company for the six months ended June 30, 2023 will be despatched to the Shareholders and will be made available on the abovementioned websites in due course.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 29, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang as the independent non-executive Directors.

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